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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) Or Section 13(E)(1)
Of The Securities Exchange Act Of 1934
AMENDMENT NO. 2

SangStat Medical Corporation
(Name Of Subject Company (Issuer))

Genzyme Corporation
Swift Starboard Corporation
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 per Share
(Including the Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

801003104
(CUSIP Number of Class of Securities)

Peter Wirth
Genzyme Corporation
One Kendall Square
Cambridge, MA 02139
Telephone: (617) 252-7500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") initially filed with the Securities and Exchange Commission on August 13, 2003 by Genzyme Corporation ("Genzyme") and Swift Starboard Corporation ("Swift"). The Tender Offer Statement relates to a tender offer (the "Offer") by Swift to purchase all the outstanding shares of common stock, par value $0.001 per share, including the associated preferred stock purchase rights (together, the "Shares"), of SangStat Medical Corporation ("SangStat") at a purchase price of $22.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 13, 2003 and in the related Letter of Transmittal, which are filed as exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement. The Offer is scheduled to expire at 12:00 midnight (New York City time) on September 10, 2003, unless it is extended as provided in the Offer to Purchase.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        The information set forth in Section 8 "Certain Information Concerning SangStat" of the Offer to Purchase incorporated by reference in the Tender Offer Statement is hereby amended and supplemented as follows:

        1.     The following sentence is added at the end of the seventh paragraph under Section 8:

"Any references to Section 27A of the Securities Act of 1933, Section 21E of the Exchange Act or the Private Securities Litigation Reform Act (collectively, the "PSLRA") in SangStat's 2002 Annual Report on Form 10-K or in any other reports or documents filed by SangStat with the SEC and referenced in this Offer to Purchase shall not qualify any forward-looking statements in this Offer to Purchase because the PSLRA does not apply to forward-looking statements made in connection with a tender offer."

        2.     The last paragraph under Section 8 is deleted and replaced with the following:

"Except as otherwise stated in this Offer to Purchase, the information concerning SangStat contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although Genzyme and the Purchaser do not have any knowledge that any such information is untrue, neither Genzyme nor the Purchaser takes any responsibility for the accuracy or completeness of such publicly available documents and other publicly available information or for any failure by SangStat to disclose events that may have occurred and may affect the significance or accuracy of such publicly available documents and other publicly available information."

ITEM 11. ADDITIONAL INFORMATION

        The information set forth in Section 15 "Certain Legal Matters" under the heading "Antitrust" of the Offer to Purchase incorporated by reference in the Tender Offer Statement is hereby amended and supplemented to include the following:

        "On August 22, 2003, Genzyme and SangStat submitted a joint pre-merger notification to Germany's Federal Cartel Office (the "FCO") with respect to the Offer pursuant to the provisions of Germany's Act Against Restraints of Competition (the "German AARC"). Genzyme has received notification that the FCO has cleared the Offer under the German AARC.

        On August 25, 2003, Genzyme filed a Notification and Report Form with respect to the Offer with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") pursuant to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). On August 27, 2003, SangStat filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC pursuant to the provisions of the HSR Act. Unless the Antitrust Division or the FTC requests additional information or documentary material from Genzyme or SangStat or determines that the Notification and Report Forms were not complete or unless early termination of the applicable waiting period under the HSR Act is granted, the waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m. on September 9, 2003."

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION
Dated: August 29, 2003	By:	/s/ PETER WIRTH Name: Peter Wirth Title: Executive Vice President
SWIFT STARBOARD CORPORATION
Dated: August 29, 2003	By:	/s/ MICHAEL S. WYZGA Name: Michael S. Wyzga Title: Treasurer

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  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 11. ADDITIONAL INFORMATION
SIGNATURES